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                                                                  Exhibit 6.6


Chartwell International, Inc.



April 4, 1997


Mr. Bill Willard
Willard Capital Group, Inc.
1200 Prospect Street
Suite 175
La Jolla, California  90237

Dear Bill,

I am pleased to learn from my conversation with Jack Grace that you have agreed to serve as a Director of Chartwell International, Inc..

I have outlined some of the areas in which we can use your assistance. This will, of course, be an ever-changing list of requirements as the Company's needs change:

         1. Review 504 Memorandum for SportsStar Marketing, Inc. This needs work. We are also seeking a Broker-Dealer to place it. Maybe there is some other alternative way of financing this company.

         2.       Assist in bridge financing for Sportsstar Marketing, Inc.

         3. Identify other opportunities for SportsStar Marketing, Inc. including sports figures, acquisitions with positive cash flow, etc.

         4.       Assist in selling or trading out land in San Diego County.

         5.       Identify capital acquisitions and requirements of CAG.

         6.       Attend period Board Meetings.

         7.       Assist in any other areas as required.

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         5445 DTC PARKWAY  -  SUITE 735  -  ENGLEWOOD, COLORADO 80111
                  TEL: (303)804-0100  -  FAX:(303)804-0315

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You have agreed to accept $2,000 per month (for a minimum of five days per month). This amount will be payable on a quarterly basis, in Chartwell International, Inc. restricted common stock. The stock will be issued at $.10 per share for the first quarter and at market value for issuance thereafter.

We look forward to working with you.

Sincerely,



   /s/Janice A. Jones
--------------------------
Dr. Janice A. Jones
Chair of the Board


Agreed, Approved and Understood:



    /s/William R. Willard           4/7/97
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Mr. Bill Willard                    Date